October 25, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Assistant Director

Re:	Golden Pond Healthcare, Inc.
Amendment No. 3 to Registration
Statement on Form S-1
Filed on July 19, 2007 (File No. 333-144718)

Dear Mr. Reynolds:

Our client, Golden Pond Healthcare, Inc. (the “Company”), has filed today with the Commission Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1.

The following responds to the Staff’s comments contained in your letter dated October 18, 2007 concerning the above-referenced document. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company. Certain responses refer to specific pages without reference to a document; these are references to pages of the Registration Statement contained in Amendment No. 3. The information in these responses was provided to us by the Company.

Enclosed with the copy of this letter being sent by FedEx to Mr. John Reynolds are four copies of Amendment No. 3, marked to show changes from the Registration Statement on Form S-1 filed on October 5, 2007.

General

1.

We note your response to comment three of our letter dated October 1, 2007 and we reissue in part our prior comment. We note your revised disclosure on page 82 that, “Moreover, our officers and directors have informed us that to the extent that they were presented with or to identify a potential acquisition candidate that one of the other entities with which they are affiliated might have an interest in acquiring, their first priority would be to present that potential acquisition candidate to us for our consideration,” Please explain whether officers and directors would first present acquisition candidates to the company before presenting candidates to those interested companies for which officers and

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2007

p. 2

directors have pre-existing fiduciary obligations. In the “Conflicts of interest” subsection, please identify the two entities in which Mr. MacMahon may have a conflict in the event a potential acquisition candidate is presented.

RESPONSE:

The Company has deleted the sentence in the Registration Statement referred to in the comment letter. The Registration Statement already provides that “[the Company does] not believe that any other material conflict exists because [its] officers, directors and senior advisor have informed [the Company] that the other entities (other than as described with respect to Mr. MacMahon) with which they are affiliated are not likely to be interested in pursuing an acquisition of the size or type which [the Company is] likely to pursue.” See p. 82. Also, as regards Mr. MacMahon’s affiliations with LabCorp., Express Scripts Inc. and PharMerica Corporation, the Company has disclosed that “in the event a potential acquisition candidate is presented to or identified by [the Company] and Mr. MacMahon believes such potential acquisition candidate may also be of interest to one or both of those entities, he will inform [the Company] of that fact and will recuse himself from any board of directors discussion or vote regarding the advisability of [a] possible acquisition of that candidate [by the Company].” See p. 82. Accordingly, the Company does not believe that the sentence referred to needs to be included in the Registration Statement. In addition, the Registration Statement has been revised to disclose the names of the entities with which Mr. MacMahon is affiliated and for which he may have a conflict in the event a potential acquisition candidate is presented. See p. 82.

2.	We note your response to comment six and we reissue in part our prior comment. Please revise as follows:

•	Tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

•

Revise the statement on page 65 that requiring physical or electronic tendering of shares “would not result in any increased cost to stockholders” to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

RESPONSE:

The Company has revised the Registration Statement to address the Staff’s comments. See pp. 11, 64, 65.

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2007

p. 3

Risk Factors, page 19

3.	We note your disclosure on page 20 that you “may not redeem the warrants unless the warrants comprising the units sold in this offering and the shares of common stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.” Show us where this statement is supported in the underlying Warrant Agreement (Exhibit 4.4) or revise to remove such statement and expand your risk factor to discuss this risk.

RESPONSE:

The disclosure on page 20 of the Registration Statement is accurate. The Company has revised the form of Warrant Agreement (Exhibit 4.4 of the Registration Statement) to support the statement on page 20 of the Registration Statement. See revised Section 6.4 of Exhibit 4.4 of the Registration Statement.

4.	We note your response to comment eight of our previous letter and we reissue in part our prior comment. In the last risk factor on page 32, please disclose whether existing stockholders may purchase additional shares in the open market or private transactions to influence the vote to approve a business combination. In addition, please revise the summary to briefly discuss this possibility.

RESPONSE:

The Company has revised the Registration Statement to address the Staff’s comment. See pp. 9, 33, 84.

5.	Please revise the risk factor “Holders of warrants will not be able to exercise their warrants . . .” to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

RESPONSE:

The Company has revised the Registration Statement to address the Staff’s comment. See p. 34.

* * *

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2007

p. 4

Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-7061 or William Lonergan at (212) 836-7190 with any further comments or questions you may have.

Sincerely,

Emanuel S. Cherney

cc: William M. Lonergan